UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Information furnished in this form:

Announcement to the United States Securities and Exchange Commission with respect to Information of PT Telkom Indonesia (Persero) Tbk 2025 Annual Report on Form 20-F.

PT TELKOM INDONESIA (PERSERO) TBK

INFORMATION TO INVESTOR

Tel.36/LP 000/COP-M0000000/2026

PT Telkom Indonesia (Persero) Tbk 2025 Annual Report on Form 20-F

Pursuant to Section 203.01 of the NYSE Listed Company Manual, PT Telkom Indonesia (Persero) Tbk would like to inform you that the Company’s 20-F Report and Audited Financial Statement for 2025 have been filed to US-SEC on May 15, 2026. The reports are available for viewing on the internet at www.telkom.co.id.

If you would like to obtain a hard copy, please email us at investor@telkom.co.id or write us to:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Telkom Landmark Tower 51st Floor

Jl. Jend. Gatot Subroto Kav. 52

Jakarta 12710

Indonesia

Attention: 20-F Report

Sincerely yours,

/s/Jati Widagdo

Jati Widagdo

SVP Corporate Secretary

For further information, please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

E-mail	: investor@telkom.co.id
Website	: www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (Telkom) is the largest information and communications technology enterprise and telecommunications network in Indonesia. Telkom serves five business pillars which are B2C, B2B Infra, B2B ICT, International, and Others Segments. Its shares are traded on the Indonesia Stock Exchange (IDX) and the New York Stock Exchange (NYSE), using the TLKM and TLK tickers, respectively.